

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Kim Boyce
Chief Executive Officer
Reflect Scientific Inc.
1266 South 1380 West
Orem, UT 84058

> **Re: Reflect Scientific Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed June 1, 2021**
> **File No. 000-31377**

Dear Mr. Boyce:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10 filed June 1, 2021

Dependence on One or a Few Major Customers, page 7

1. We note your response to our prior comment and the revised disclosure on page 7, notably your statement regarding "anomalies". In this regard, please clarify whether the customer that represented 46.2% of revenues for the first quarter of 2021 was also a major customer for the fiscal years ended 2020 and 2019. To the extent that such customer consistently represents a material amount of revenues, please identify the customer and include disclosure that describes the potential impact of the loss of such customer on the company. Alternatively, please explain to us why you do not believe the company is dependent on this customer. See Item 101(h)(4)(iv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden T. Burningham, Esq.